IMMEDIATE

23 March 2000

23/00

BHP SENIOR APPOINTMENT

The Broken Hill Proprietary Company Limited (BHP) today announced the appointment of Lance Hockridge as President BHP Flat Products, effective 1 April 2000.

Mr Hockridge will report to Kirby Adams, President BHP Steel, and will be responsible for the iron and steelmaking, slab making and hot strip rolling and packaging products sectors of BHP Steel located in Port Kembla, NSW.

In announcing the new appointment Mr Adams said: "Lance will bring strong experience from a wide range of business activities to the challenging task of taking the Steel business forward to meet its commitments under the recently announced strategy plan. We are delighted to have an executive of Lance's calibre and experience joining our new regionally focussed flat products steel business."

Mr Hockridge joined the Company in 1978 and his previous roles have included Group General Manager BHP Transport 1992 to 1996; Corporate General Manager International 1996; Group General Manager Rod Bar & Wire 1997 to 1999 and most recently President BHP Long Products.

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Contact:

MEDIA RELATIONS:

Mandy Frostick

Manager Media Relations

Ph: 61 3 9609 4157

Mob: 61 419 546 245

Andrew Marjoribanks

Manager Business Relations, BHP Steel

Ph: 61 3 9609 3973

61 2 9241 6663

Mob: 61 418 334 979

INVESTOR RELATIONS:

Rob Porter, Vice President Investor Relations

Ph: 61 3 9609 3540

Mob: 61 419 587 456

Pierre Hirsch

BHP Investor Relations - San Francisco

Tel: +1 415 774 2030